United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated April 14, 2003
2.	Press Release dated April 14, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : April 14, 2003

For ICICI Bank Limited

By:	/s/ Jyotin Mehta

Name:	Jyotin Mehta
Title:	General Manager & Company Secretary

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	April 14, 2003

A Statement from ICICI Bank

As a matter of policy, ICICI Bank (NYSE: IBN) does not respond to speculation and rumours. However, given the recent rumours that have created concern and confusion amongst some of our valued customers, we set out key facts pertaining to ICICI Bank:

•	ICICI Bank is not facing any liquidity crisis and has more than sufficient funding resources available to meet all its liability payments and other commitments.
•	Like all other banks, ICICI Bank maintains at least 25% of its demand and time liabilities in the form of liquid government securities to meet the statutory liquidity ratio requirement and 4.75% of its demand and time liabilities in the form of cash with the RBI to meet the cash reserve ratio requirement. These provide additional liquidity comfort, if required.
•	ICICI Bank’s total deposits have increased from Rs. 32,085 crore at March 31, 2002 to Rs. 41,316 crore at December 31, 2002, with nearly 60% of outstanding deposits being from retail sources.
•	ICICI Bank’s total exposure to equity shares in its proprietary trading portfolio is currently only about Rs. 18 crore. ICICI Bank’s funded exposure to brokers secured by shares was only about Rs. 4 crore at March 31, 2003. The non-fund based exposure to brokers at that date, net of cash margins/ bank guarantees provided by the borrowers, was only about Rs. 56 crore.
•	ICICI Bank undertakes sell-down and securitisation of its credit portfolio as part of its ongoing strategy adopted over the past two years to optimally utilise its capital and manage its portfolio composition.
•	ICICI Bank has met all the withdrawal demands over the last three days from its own cash resources.
•	ICICI Bank’s net worth is Rs. 7,113 crore, the second largest in the Indian banking system. The Bank’s capital adequacy at December 31, 2002 was 12.6% (including tier-1 capital adequacy of 8.2%), well above RBI’s requirement of 9.0%.
•	At December 31, 2002, the Bank had a specific provision coverage of 65.0% against gross non-performing assets and a general provision coverage of 6.2% against corporate standard assets, indicating the strength of the Bank’s balance sheet.
•	ICICI Bank is rated AAA (indicating the highest level of safety of bonds and deposits), by the three major domestic rating agencies, CRISIL, CARE and ICRA. ICICI Bank has an investment grade international credit rating from the international credit rating agency Moody’s.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as ’will’, ’would’, etc., and similar expressions or variations of such expressions may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand in banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 022-2653 8252 mail: madhvendra.das@icicibank.com